UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission File No. 1-09195

KB HOME 401(k) SAVINGS PLAN

(Full title of the plan)

KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE KB Home 401(k) Savings Plan December 31, 2021 and 2020

KB Home 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2021 and 2020, and
For the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Administrative Committee, as Plan Administrator,
of KB Home 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of KB Home 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1991.
Los Angeles, California
June 28, 2022

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Investments, at fair value	$336,100,557	$284,512,221
Notes receivable from participants	4,170,487	3,767,312
Net assets available for benefits	$340,271,044	$288,279,533

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions (Deductions)
Contributions:
Plan participants	$16,083,837
Employer, net of forfeitures	6,344,599
Rollovers	3,403,615
25,832,051
Investment income:
Interest and dividends	25,473,867
Net appreciation in fair value of investments	18,837,025
44,310,892

Interest on notes receivable from participants	204,714
Benefits paid to participants	(18,527,487)
Other, net	171,341

Net increase in net assets available for benefits	51,991,511
Net assets available for benefits
Beginning of year	288,279,533
End of year	$340,271,044

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1.     Description of the Plan

General

The following description of the KB Home 401(k) Savings Plan (Plan) provides only general information. Eligible employees of KB Home (Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan in which all eligible employees of the Company may participate beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act allowed the Plan to provide Participants who were impacted by the coronavirus pandemic (COVID-19) (as defined under the CARES Act) with certain benefits related to taking Plan distributions and deferring repayment of Plan loans. These CARES Act provisions expired as of January 1, 2021.

Contributions

Each Participant may contribute up to 25% of their annual eligible compensation on a pretax basis and/or into a designated Roth 401(k) account on an after-tax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment, and each Participant may make aggregate annual pretax and after-tax contributions, up to the applicable limits provided by the Internal Revenue Code (Code).

Each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limits, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v). Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions.

Unless otherwise determined by its Board of Directors, the Company matches 100% of a Participant’s pretax and/or after-tax Roth 401(k) account contributions up to 6% of eligible compensation per payroll period (for Participants who are sales representatives, the Company matches 100% of pretax and/or after-tax Roth 401(k) account contributions up to 6% of eligible compensation per payroll period on up to $50,000 of such eligible compensation per year).

The Plan, subject to its provisions, accepts rollover contributions from other qualified retirement plans or individual retirement accounts. In addition, Participants may directly convert all or a portion of their existing Plan account balances, as well as make rollover contributions from other qualified retirement plans or individual retirement accounts, into a designated Roth 401(k) account, subject to the applicable provisions of the Plan. Participants are responsible for paying applicable taxes on such conversions or rollover contributions.

Plan assets are held in trust by Fidelity Management Trust Company, Inc. (Trustee). Participants may direct the investment of their contributions among one or more of the several options offered under the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such options, subject in each case to applicable conditions and limitations established under the Plan. Contributions made by a Participant who does not make any investment elections are directed to an investment option under the Plan that offers an adjustable asset allocation designed for a target retirement date (Target Date Funds) closest to the year in which the Participant turns (or turned) age 65.

A Participant can invest no more than 20% of new Plan contributions in the KB Home Stock Fund, which is described below, and cannot transfer funds from another Plan investment option into the KB Home Stock Fund if the transfer would cause the proportionate value of the Participant’s overall Plan account balance that is invested in the KB Home Stock Fund to exceed 20%.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, applicable Company matching contributions, and investment earnings. Certain administrative expenses arising from a Participant’s individual investment elections or transactions under the Plan are charged to the individual Participant’s account.

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon are 100% vested to Participants after five years of service, as defined in the Plan.

Target Date Funds

The Plan offers 13 Target Date Funds with a range of designated target dates up to 2065 that are managed by an affiliate of the Trustee. The Target Date Funds are mutual funds that allocate investments across a combination of equity, fixed income, and short-term mutual funds. The Target Date Fund manager adjusts the asset allocation within each of these investment options over their designated timeframe, as applicable, with the allocation generally becoming more conservative as a relevant target date approaches by reducing equity mutual fund holdings.

KB Home Stock Fund

The Plan offers the Company’s common stock as an investment option to Participants through the KB Home Stock Fund. If elected, a Participant’s contributions to, and transactions in, the KB Home Stock Fund are direct investments and transactions in shares of the Company’s common stock valued at the then-current market price per share. Dividends paid on the Company’s common stock within the KB Home Stock Fund, as held in a Participant’s account, are automatically reinvested into shares of common stock.

Participant-Directed Brokerage Account

The Plan offers a Participant-directed brokerage account as an investment option. If elected, a Participant-directed brokerage account, which is administered by an affiliate of the Trustee, allows a Participant to direct the investment of the Participant’s contributions to the Plan among various mutual fund options offered by such affiliate, including mutual funds that are not otherwise offered as investment options under the Plan, subject to certain minimum investment and withdrawal requirements and an overall investment limit of not more than 50% of the value of the Participant’s overall Plan account balance. Participant-directed brokerage accounts are not monitored or managed by the Company or the Plan.

Stable Value Fund

The Plan offers a stable value investment option (Stable Value Fund), which is intended to provide a stable return on investment and protection of principal from changes in market interest rates. The Stable Value Fund is a collective investment trust that invests in a group annuity contract (which has underlying investments in various guaranteed investment contracts, synthetic guaranteed investment contracts and securities) issued by the fund provider. Participant withdrawals from the Stable Value Fund are generally transacted at the fund’s per-share net asset value (NAV). Certain events prompting a withdrawal from the Stable Value Fund may be transacted at the fair value of its underlying investments, which may be less than the NAV. Participants are generally prohibited from transferring their respective balances (in whole or in any part) in the Stable Value Fund directly into other Plan investment options that are considered to be competing investment options. Instead, Participants must first transfer such balances into a non-competing Plan investment option for 90 days before transferring such balances into a competing Plan investment option. There were no unfunded commitments as of December 31, 2021.

Notes Receivable from Participants

Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one-year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1% as of the last day of the preceding calendar quarter in which the loan was made. Loans are generally repaid through payroll deductions. Loans not repaid within the timeframe specified by the Plan are considered to be in default and treated as a distribution to the Participant.

Distributions and Withdrawals

Participants (or their beneficiaries) are generally eligible to receive distributions of their account balances upon the earlier of reaching 59 ½ years of age, death, or termination of service, as defined in the Plan. In addition, Participants who terminate their service with the Company may elect to withdraw or rollover their account balances comprised of contributions, vested Company matching contributions and related earnings thereon. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $5,000 will be rolled into an individual retirement account. Such distributions or rollovers may be processed without a formerly employed Participant’s consent. Vested Plan account balances totaling $5,000 or more may be kept in the Plan. Participants may take hardship or in-service withdrawals from their Plan account balances subject to the limitations and requirements of the Plan. Participants must pay any outstanding loans under the Plan in full upon their termination of service with the Company.

Forfeitures

Unvested Company matching contributions for formerly employed Participants are forfeited and used by the Company in the following order: a) to restore the employer match and profit-sharing subaccounts of former Participants, if any; b) to reduce matching contributions for the Plan year allocated to the Participants’ employer match subaccounts in the same manner as matching contributions are allocated for the Plan year; c) to add to the profit-sharing contributions for the Plan year, if any; and d) to pay expenses of the Plan. For the Plan year ended December 31, 2021, the Company used $1,618,363 of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $3,939 and $902,873 at December 31, 2021 and 2020, respectively. The lower forfeiture balance at December 31, 2021 reflected both an increase in the amount of forfeitures used by the Company and a decrease in the aggregate amount forfeited by Participants during the 2021 Plan year.

Administrative Expenses and Revenue Credit Account

Plan administrative expenses are paid either by the Company or under the Plan. Certain administrative expenses arising from Participants’ individual investment elections or transactions under the Plan are charged to the applicable Participants’ accounts, as discussed above. The Plan administrative expenses paid directly by the Company are excluded from these financial statements.

Prior to July 1, 2021, pursuant to the trust agreement between the Trustee and the Company, the Plan paid qualifying administrative expenses primarily through revenue-sharing credits. These credits were generated from arrangements between an affiliate of the Trustee and investment managers of certain Plan investment options and deposited by the Trustee into a revenue credit account (RCA). On July 1, 2021, the trust agreement was amended to allocate all revenue-sharing credits generated after that date to eligible Participant accounts participating in the relevant Plan investment options. As a result, most Plan administrative expenses, including those previously paid through revenue-sharing credits, are to be paid by the Company. At December 31, 2021 and 2020, the RCA had a total balance of $725,755 and $532,910, respectively, including interest.

Other, net

Other, net for the year ended December 31, 2021 reflected $346,779 of revenue-sharing credits generated, partly offset by $155,566 of ERISA-qualified administrative expenses primarily paid through RCA credits and $19,872 of expenses charged to Participants’ accounts.

Plan Termination

As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.
2.    Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP) and are based on information provided to Plan management by the Trustee.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make informed estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The NAV per share used as a practical expedient for determining the fair value of the Stable Value Fund is based on the value of the Stable Value Fund’s underlying investments, minus its liabilities, divided by the number of shares outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Investment income (loss) is recorded as earned (incurred). Dividends are recorded on the ex-dividend date. The Plan’s net appreciation in the fair value of investments consists of realized gains and losses on investments that were bought and sold during the year, as well as unrealized appreciation (depreciation) of the investments held at the end of the year.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest, if any. Interest income on notes receivable from Participants is recorded when earned. There was no allowance for credit losses required as of December 31, 2021 or 2020.

Distributions

Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.
3.    Fair Value Measurements

The fair value measurements of assets and liabilities are categorized based on the following hierarchy:

Level 1    Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2    Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The mutual funds and money market fund offered under the Plan as investment options are registered with the U.S. Securities and Exchange Commission (SEC) and valued at their daily closing price. As described in Note 1 – Description of the Plan, the Participant-directed brokerage account represents investments among various mutual fund options, including mutual funds that are not otherwise offered as investment options under the Plan. The KB Home Stock Fund represents investments in shares of the Company’s common stock.

The following table presents the Plan’s fair value hierarchy and its financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy	December 31,
Description		2021	2020
Mutual funds
Target Date Funds	Level 1	$212,762,719	$181,324,585
Domestic Funds	Level 1	79,922,434	59,488,420
Bond Funds	Level 1	8,610,584	9,605,541
International Funds	Level 1	5,628,478	4,700,807
Money market fund	Level 1	9,480,688	13,160,825
KB Home Stock Fund	Level 1	14,506,631	11,470,785
Participant-directed brokerage account investments	Level 1	1,939,315	1,499,756
		332,850,849	281,250,719
Stable Value Fund, at net asset value		3,249,708	3,261,502
Investments, at fair value		$336,100,557	$284,512,221

The fair values of the mutual funds, money market fund, KB Home Stock Fund, and Participant-directed brokerage account investments are determined based on quoted market prices in active markets and considered Level 1 assets under the above hierarchy as of December 31, 2021 and 2020. The fair value of the Stable Value Fund is measured using the NAV per share practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in the table above are intended to reconcile the fair value hierarchy table to the amounts presented in the accompanying Statements of Net Assets Available for Benefits.
4.     Risks and Uncertainties

The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances and the amounts reported in the Plan’s financial statements.
5.     Tax Status of the Plan

The Plan received a determination letter from the IRS dated March 24, 2014 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if Plan management believes it is more likely than not that the Plan has taken a position that, based on the technical merits, would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.
6.     Related Party and Party-in-Interest Transactions

Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment option under the Plan includes the KB Home Stock Fund. As of December 31, 2021 and 2020, the Plan held 324,263 and 342,147 shares of KB Home common stock, respectively. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.
7.     Subsequent Events

Plan management evaluated subsequent events for the Plan through the filing of the Plan’s financial statements with the SEC. Subsequent to December 31, 2021, the Company allocated the RCA balance to eligible Participant accounts. There were no subsequent events requiring an adjustment to the financial statements.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2021

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

American Beacon Advisors	American Beacon International Equity Fund Class R6	25,392.592	**	$460,622
American Beacon Advisors	American Beacon Small Cap Value Fund Class R6	90,973.331	**	2,607,296
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio Institutional Class	59,854.715	**	1,498,762
Dimensional Fund Advisors	DFA Five-Year Global Fixed Income Portfolio Institutional Class	49,538.307	**	530,060
Dimensional Fund Advisors	DFA International Small Company Portfolio Institutional Class	29,271.714	**	637,538
Dimensional Fund Advisors	DFA US Large Cap Value Portfolio Institutional Class	142,135.724	**	6,546,771
Dimensional Fund Advisors	DFA US Small Cap Portfolio Institutional Class	108,023.255	**	5,082,494
Fidelity Investments*	Fidelity 500 Index Fund	117,336.143	**	19,398,011
Fidelity Investments*	Fidelity BrokerageLink	922,145.392	**	1,939,315
Fidelity Investments*	Fidelity Contrafund K6	1,616,429.008	**	37,727,453
Fidelity Investments*	Fidelity Extended Market Index Fund	98,158.566	**	8,560,409
Fidelity Investments*	Fidelity International Index Fund	61,504.480	**	3,031,556
Fidelity Investments*	Fidelity Freedom Income Fund Class K	79,998.312	**	947,180
Fidelity Investments*	Fidelity Freedom 2010 Fund Class K	132,315.876	**	2,080,005
Fidelity Investments*	Fidelity Freedom 2015 Fund Class K	246,787.891	**	3,215,646
Fidelity Investments*	Fidelity Freedom 2020 Fund Class K	954,550.594	**	15,883,722
Fidelity Investments*	Fidelity Freedom 2025 Fund Class K	2,089,880.052	**	32,100,557
Fidelity Investments*	Fidelity Freedom 2030 Fund Class K	2,108,596.872	**	40,738,091
Fidelity Investments*	Fidelity Freedom 2035 Fund Class K	2,328,028.712	**	39,390,246
Fidelity Investments*	Fidelity Freedom 2040 Fund Class K	2,785,352.641	**	33,925,595
Fidelity Investments*	Fidelity Freedom 2045 Fund Class K	1,938,289.806	**	27,019,760
Fidelity Investments*	Fidelity Freedom 2050 Fund Class K	664,059.787	**	9,349,962
Fidelity Investments*	Fidelity Freedom 2055 Fund Class K	368,491.379	**	5,991,670
Fidelity Investments*	Fidelity Freedom 2060 Fund Class K	120,473.066	**	1,789,025
Fidelity Investments*	Fidelity Freedom 2065 Fund Class K	24,757.806	**	331,260
Fidelity Investments*	Fidelity US Bond Index Fund	231,926.915	**	2,778,484
Metropolitan West Asset Management	Metropolitan West Total Return Bond Fund Class I	322,778.626	**	3,521,515
Reliance Trust Company	Reliance Trust New York Life Anchor Account Series I Class 0	5,514.428	**	3,249,708
Vanguard Group	Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	9,480,687.660	**	9,480,688
Vanguard Group	Vanguard Short-Term Inflation-Protected Securities Index Fund Admiral Shares	69,173.455	**	1,780,525
KB Home*	KB Home Stock Fund	324,263.000	**	14,506,631
Notes receivable from Participants*	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.25% and maturity dates through 2036			4,170,487
Total				$340,271,044
*    Party-in-interest to the Plan.
**    Participant-directed investments, cost information omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan By: KB Home Plan Administrator

Dated:	June 28, 2022	By: /s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Sequentially Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	16